Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

LiveOne, Inc.,
a Delaware corporation

Subsidiaries	Jurisdiction
LiveXLive, Corp.	Delaware
Slacker, Inc.	Delaware
LiveXLive PodcastOne, Inc.	Delaware
Courtside Group, Inc.	Delaware
Courtside, LLC	Delaware
PodcastOne Sales, LLC	California
LiveXLive Merchandising, Inc.	Delaware
Custom Personalization Solutions, Inc.	Delaware
LiveXLive Music, Inc.	Delaware
DayOne Music Publishing, Inc.	Delaware
LiveXLive PR, Inc.	Delaware
Gramophone Media, Inc.	New York